November 20, 2015

VIA EDGAR TRANSMISSION

Mr. Keith Gregory
Ms. Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

RE:	ACCELERATION OF EFFECTIVENESS REQUEST
SERIES PORTFOLIOS TRUST (THE “TRUST”)
Securities Act Registration No: 333-206240
Investment Company Act Registration No: 811-23084

Dear Mr. Gregory and Ms. Samuel:

REQUEST FOR ACCELERATION.  As the principal underwriter of the Weiss Alternative Balanced Risk Fund (the “Fund”), a series of the Trust, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, as amended, we request that effectiveness of the Registration Statement that is filed herewith on Form N-1A/A on behalf of the Fund on November 20, 2015, be accelerated to November 24, 2015, or as soon as practicable thereafter.

Very truly yours,

Quasar Distributors, LLC

                                                                                                            James R. Schoenike
President
615 East Michigan Street
Milwaukee, WI  53202